March 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Suzanne Hayes

Re:	BeyondSpring Inc.
Registration Statement on Form F-1
File No. 333-214610

Ladies and Gentlemen:

BeyondSpring Inc., a Cayman Islands company (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form F-1 (File No. 333-214610) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:30 p.m., Eastern Daylight Time, on March 8, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3416 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BeyondSpring Inc.

By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chief Executive Officer

cc:	Stacy J. Kanter, Skadden, Arps, Slate, Meagher & Flom LLP
Andrea L. Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Maline, Goodwin Procter LLP
Edwin O’Connor, Goodwin Procter LLP